

June 22, 2010

Frank A. D'Amelio
Senior Vice President and
Chief Financial Officer
Pfizer, Inc.
235 East 42nd Street
New York, New York 10017-5755

Re: Pfizer, Inc
Form 10-K for Fiscal Year Ended December 31, 2009
File No. 001-03619

Dear Mr. D'Amelio:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief